Exhibit 12

Rose Hills Company. and Subsidiaries
Ratio of Earnings to Fixed Charges
(Dollars in Millions)

                                                      Three months ended                   Six months ended
                                                           June 30,                             June 30,
                                                      1997         1996                    1997         1996
                                                    Company     Predecessor              Company     Predecessor
                                                    -------     -----------              -------     -----------
Ratio of Earnings to
 Fixed Charges

Earnings:
 Income before income taxes                            0.2           2.1                    1.2            3.4
 Add:  Fixed charges, net                              4.0           0.5                    8.0            0.9
                                                      ----          ----                   ----           ----
Income before income taxes
 and fixed charges, net                                4.2           2.6                    9.2            4.3

Fixed Charges:
 Total interest expense (1)                            4.0           0.5                    8.0            0.9
 Interest factor rents                                 0.0           0.0                    0.0            0.0
                                                      ----          ----                   ----           ----

 Total fixed charges                                   4.0           0.5                    8.0            0.9

Ratio of earnings to
 fixed charges                                         1.0           5.2                    1.15           4.78

Coverage deficiency (excess)                          (0.2)         (2.1)                  (1.2)          (3.4)
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